July 3rd, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Acquires Elevation Gold Mining Debt and Provides Corporate Update

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to announce that it has acquired for US$1.8 million in cash approximately US$49.5 million in indebtedness (the "Debt") owing by Elevation Gold Mining Corporation ("Elevation") and affiliated companies to Maverix Metals Inc. ("Maverix"), a subsidiary of Triple Flag Precious Metals Corp., the secured creditor of Elevation under its Companies' Creditors Arrangement Act ("CCAA") proceedings before the Supreme Court of British Columbia. Mako completed the acquisition of the Debt and all related security pursuant to the terms of an assignment and assumption agreement executed on July 2nd, 2025. The Debt is owing pursuant to the terms of various promissory notes, a loan agreement, a streaming agreement and related guarantees, deeds and security agreements, which transaction documents and all rights and obligations thereunder have now been assigned to and assumed by Mako. The Monitor under Elevation's CCAA proceedings will now facilitate any distributions to Mako as the principal secured creditor in place of Maverix, with expectations for distributions to be materially less than the amount of the Debt.

Furthermore, to the extent that Mako is successful in the litigation with the two remaining royalty holders who own a net smelter return royalty on the Moss gold mine of 3% and 1% respectively (see press release dated December 31st, 2024), the up to US$1.5 million contingent liability associated with the royalty status determination will no longer need to be paid to the Elevation creditors by Mako or its subsidiary Golden Vertex Corporation.

Akiba Leisman, Chief Executive Officer of Mako states, "purchasing the remainder of the senior secured claims is a tactical investment for Mako, which, in addition to be an attractively priced investment, will consolidate control of our litigation with the two remaining royalty holders in the Arizona Chapter 15 bankruptcy process for Moss.  In addition, we are announcing our intent to list on the Nasdaq, while making a change to the board, which will help us navigate that process. I want to personally thank John Pontius, who has been a member of the board of Mako and its predecessors since 2015, and welcome Asheef Lalani, a shareholder of Mako who will provide invaluable oversight to the Company."

Nasdaq Listing

The Company is advancing a listing application to apply to list its common shares on the Nasdaq in the coming months; however, there can be no assurance that the Company will receive listing approval from the Nasdaq to complete such listing. Mako believes that listing on the Nasdaq will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Mako's common shares, increased research coverage from U.S. investment banks and potentially provide the opportunity for broader index inclusion.

Board Changes

The Company also announces that Mr. John Pontius will step down from the Company's board, and the board has appointed Mr. Asheef Lalani to the board, effective July 2nd, 2025.

Mr. Lalani is a Certified Financial Analyst and a Chartered Accountant and holds a Bachelor of Mathematics (Hons) in Math Accountancy and a Master of Accounting from the University of Waterloo. Mr. Lalani is currently Chief Investment Officer at Canadian based family office Berczy Park Capital, a director at Sailfish Royalty Corp. and has previously held various positions in Toronto and New York at UBS Securities and was previously a senior audit associate at PricewaterhouseCoopers LLP.

RSU Grant

Additionally, the Company announces that the board has approved the grant of an aggregate of 6,500 restricted share units (the "RSUs") to the Company's Chairman, Eric Fier, with having a grant date of July 4th, 2025 and a restrict period ending on July 4th, 2026.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR+ at www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements are made, and includes information concerning the Company's plans to apply to list its common shares on Nasdaq and the expected benefits of such a listing, the expiry of the restricted period of the RSUs granted. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, the Company ultimately not obtaining listing approval from Nasdaq, or, if listed, the Company's expected benefits of listing on Nasdaq not being achieved, any amendments the board determines to make in the future to the restricted period of the RSUs and such other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with information concerning the acquisition of the Debt and related security and providing a current corporate update, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.